Exhibit 99.1

NEWS RELEASE

Fortuna intersects 1.9 g/t gold over 64 meters, confirming broad gold mineralization at Kabewest, Bambadji Project, Senegal

Vancouver, British Columbia, November 2, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to report encouraging first drilling results from the Kabewest prospect at its recently acquired Bambadji Project in Senegal. Kabewest is the most advanced drill-defined prospect at Bambadji and is located approximately 2.3 kilometers from the proposed Diamba Sud Gold Project plant site.

Paul Weedon, Senior Vice President of Exploration, commented, “The first holes at Kabewest have returned broad mineralized intervals, including 1.9 g/t Au over an estimated true width of 64 meters from 19 meters in drill hole FBRC0008. These results provide strong support for our geological interpretation and show clear similarities to the breccia-hosted mineralization at Diamba Sud,” Mr. Weedon continued, “With approximately 70 percent of assays received, the results to date continue to build confidence in the interpreted controls on mineralization and in Bambadji’s potential to expand Diamba Sud.” Mr. Weedon concluded, “We look forward to receiving the remaining assays in the coming weeks and incorporating the complete dataset into our work toward an initial Inferred Mineral Resource estimate, planned for publication in the first quarter of 2027.”

Kabewest Drilling Highlights

FBDD0001: 1.2 g/t Au over an estimated true width of 23 meters from 75 meters

FBDD0006: 1.8 g/t Au over an estimated true width of 29.5 meters from 393 meters

FBDD0008: 3.2 g/t Au over an estimated true width of 24 meters from surface, including
11.3 g/t Au over an estimated true width of 1.5 meters from 8 meters and 12.2 g/t Au over an estimated true width of 0.7 meters from 30 meters

FBDD0009: 1.4 g/t Au over an estimated true width of 22 meters from 65.5 meters, and 1.3 g/t Au over an estimated true width of 23 meters from 107 meters

FBRC0003: 3.1 g/t Au over an estimated true width of 24.2 meters from 4 meters, including
15.1 g/t Au over an estimated true width of 0.7 meters from 25 meters

FBRC0005: 1.4 g/t Au over an estimated true width of 29.6 meters from surface

FBRC0008: 1.9 g/t Au over an estimated true width of 64 meters from 19 meters, including
16.3 g/t Au over an estimated true width of 1.5 meters from 24 meters

The Bambadji Project is located immediately adjacent to the Diamba Sud Gold Project. The initial Kabewest drilling program, comprising 45 reverse circulation (“RC”) and diamond drill (“DD”) holes totalling 10,524 meters, has been completed. This work forms the first phase of a broader $8 million, 51,000-meter drilling program planned across the Bambadji Project through the end of 2026. The program is focused on at least eight priority prospects (refer to Figure 1 and Fortuna news release dated August 10, 2026, “Fortuna acquires highly prospective Bambadji Project in Senegal from Barrick and IAMGOLD”).

Figure 1: Bambadji Project: Location of priority exploration prospects and proximity to the Diamba Sud Gold Project proposed plant site

Fortuna Mining
Loulo-Yalea (Barrick)
N
Senegal
Mali
10km
5km
Djenebou
Fatima
Wari
Latifa
Kach
Kabetea
Kabewest
2.3 km
Area A
Area D
Karakaene (Afrigold)
Karakara
Proposed plant site
Moungoundi
Diamba Sud
Southern Arc
Western Splay
Gounkoto (Barrick)
Baqata
Legend
Diamba Sud
Operating Mine
Bambadji Project Priority Prospects
Pit Outlines
Fortuna Permits
Bambadji Project
Birimian lithology
Dialé-Daloma Series
Koli Series
Granitoids
Faleme Group
Dioritic Intrusives
SMSZ Shear Corridor
International Borders
0
1.5
3 km
Date: October 28, 2026

Broad mineralized intervals from the initial Kabewest drilling include 1.9 g/t Au over an estimated true width of 64 meters from 19 meters in drill hole FBRC0008 (refer to Figure 2), 1.4 g/t Au over an estimated true width of 29.6 meters in drill hole FBRC0005 (refer to Figure 3) and 3.1 g/t Au over an estimated true width of 24.2 meters from 4 meters in drill hole FBRC0003 (refer to Figure 4). These results strengthen the current geological interpretation and demonstrate geological continuity with the breccia-hosted mineralization at the nearby Diamba Sud deposits. Mineralization has been intersected over more than 600 meters of strike and remains open along strike and at depth, providing clear opportunities for systematic follow-up drilling.

Approximately 70 percent of assays have been received, with the balance expected in the coming weeks. Geological model updates are progressing and will incorporate the complete assay dataset to support preparation of an initial Inferred Mineral Resource estimate for Kabewest. Subject to completion and review of the remaining technical work, the Company expects to include the estimate in its annual Mineral Reserve and Mineral Resource update planned for publication in the first quarter of 2027.

Figure 2: Bambadji Project: Kabewest prospect, cross-section 350NE

Fortuna Mining
FBDD0017
Assays Pending
FBDD0012
Assays Pending
FBRC0008
BARC-2027
BARC-2026
BARC-2025
BARC-2024
C
C'
FBRC0008
64m @ 1.9 g/t Au from 19m
Incl. 1.5m @ 16.3 g/t Au from 24m
KBW 350NE
Projection: WGS84 UTM Zone 29N
Date: October 29, 2026
Legend
Section: 350NE
Reported Intervals> 0.4 g/t Au, Minimum 5m down hole
Combined Intercepts
Lithology
Lateritic Duricrust
Tectonic Breccia
Porphyritic Diorite
Gabbro
Limestone
Altered Diorite
Fine to Medium Grained Sediment

 Figure 3: Bambadji Project: Kabewest prospect, cross section 250NE

Fortuna Mining
B
B'
FBDD0003
FBRC0005
FBRC0004
FBRC0004
24.3m @ 1.0 g/t Au from 10m
FBRC0005
29.6m @ 1.4 g/t Au from 0m
FBDD0003
10.0m @ 0.9 g/t Au from 113m
66m
144m
236m
KBW 250NE
0 25 50 m
Projection: WGS84 UTM Zone 29N
Date: October 29, 2026
Legend
Section: 250NE
Reported Intervals> 0.4 g/t Au,
Minimum 5m down hole
Combined Intercepts
Lithology
Lateritic Duricrust
Tectonic Breccia
Porphyritic Diorite
Gabbro
Limestone
Altered Diorite
Fine to Medium Grained Sediment

Figure 4: Bambadji Project: Kabewest prospect, cross section 50NE

Fortuna Mining
A
A'
FBDD0027 Assays Pending
FBDD0021 Assays Pending
FBDD0018 Assays Pending
FBRC0003
FBRC0003
24.2m @ 3.1 g/t Au from 4m
Incl. 0.7m @ 15.1 g/t Au from 25m
174m
224m
246m
296m
175m
140m
105m
70m
35m
0m
-35m
0 25 50 m
Projection: WGS84 UTM Zone 29N
Date: October 29, 2026
KBW 50NE
Legend
Section: 50NE
Reported Intervals> 0.4 g/t Au, Minimum 5m down hole
Combined Intercepts
Lithology
Lateritic Duricrust
Fault Zone
Tectonic Breccia
Porphyritic Diorite
Gabbro
Limestone
Altered Diorite
Fine to Medium Grained Sediment

As observed at Diamba Sud, mineralization at Kabewest is generally associated with hydrothermal breccia units, hematite-silica-altered limestone, and extensive pyrite development. These features reinforce the interpreted structural controls on gold-bearing fluids within the Falémé domain, which hosts both projects. The comparable geological features identified across the adjacent Diamba Sud and Bambadji Project support continued systematic exploration along the Senegal-Mali Shear Zone.

Following completion of the initial phase of Kabewest drilling, the six drill rigs have been relocated to the Wari and Latifa prospects (refer to Figure 1), where three drill rigs at each prospect are testing areas defined by historical, widely spaced reconnaissance drilling. Work is also progressing to refine targets for the 2027 field season using geochemical and geophysical data across more than 60 kilometers of strike within the Bambadji Project, where three mineralized trends have been identified. Historical drilling along these trends is generally shallow and widely spaced, leaving several multi-kilometer gaps that provide priority areas for evaluation as part of Fortuna’s 2026 and 2027 exploration programs.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported by Company vehicle or commercial courier to ALS Global’s preparation laboratories in Kedougou, Senegal with prepared sample pulps then transported via commercial courier to ALS Global’s analytical facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Samples returning assays >10 ppm Au were reanalyzed using a 50-gram charge and fire assay with a gravimetric finish. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS Global laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 and is a member of the Australian Institute of Geoscientists (Membership No. 6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. He has verified the disclosed data, including the sampling, analytical and test data underlying the information and opinions herein, through review of the geochemical and geological databases and diamond drill core. There were no limitations on the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines in Argentina, Côte d’Ivoire, and Peru, and the feasibility-stage Diamba Sud Gold Project in Senegal. Our exploration portfolio spans our operating jurisdictions as well as Guinea and Guyana. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward looking Statements

This news release contains forward-looking statements that constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). Forward-looking Statements in this release include, without limitation, expectations regarding the timing and receipt of outstanding assay results; completion and interpretation of geological models; preparation, timing and potential inclusion of an initial Inferred Mineral Resource estimate for Kabewest in the Company’s annual Mineral Reserve and Mineral Resource update; the scope, timing and targets of the 2026–2027 exploration program at Bambadji; statements regarding Bambadji’s potential to expand Diamba Sud; statements regarding the proposed Diamba Sud plant site; the potential for mineralization to continue along strike or at depth. Forward-looking Statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Words such as “expect,” “plan,” “target,” “intend,” “estimate,” “potential,” “may,” “will,” “could,” “should” and similar expressions identify Forward-looking Statements, although not all Forward-looking Statements contain these identifying words.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2025. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Mineral Resources and Reserves

Technical disclosure regarding the Company’s properties included in this news release has been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and information included herein may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Bambadji Project drill program details of the drill holes and assay results

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth[1]	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
FBDD0001	235001	1430989	155	236	135	-60	75	111	36	23.0	1.2	DD	KBW
							177	191	14	12.0	0.9	DD	KBW
FBDD0002	234985	1431076	155	227	135	-50	174	192	18	13.0	0.9	DD	KBW
FBDD0003	235030	1431102	158	236	135	-50	113	128	15	10.0	0.9	DD	KBW
FBDD0004	234952	1430897	153	194	135	-50	67	76	9	7.0	0.6	DD	KBW
							86	93	7	5.5	1.0	DD	KBW
							108	114	6	4.3	1.5	DD	KBW
							128	137	9	6.5	1.2	DD	KBW
FBDD0005	234866	1430911	151	353	135	-50	18	39	21	16.0	1.4	DD	KBW
						Including	30	32	2	1,5	LOSS	DD	KBW
							45	54	9	6.0	1.5	DD	KBW
						Including	45	46	1	0.7	10.4	DD	KBW
							140	166	26	18.0	0.9	DD	KBW
							179	198	19	14.2	1.4	DD	KBW
							212	238	26	18.3	0.7	DD	KBW
							247	266	19	13.2	0.7	DD	KBW
FBDD0006	234779	1431000	150	534	135	-50	235	239	4	3.0	1.5	DD	KBW
							276	286	10	7.3	1.1	DD	KBW
							303	319	16	13.0	0.9	DD	KBW
							349	361	12	9.0	0.6	DD	KBW
							393	430	37	29.5	1.8	DD	KBW
							458	469	11	9.0	0.7	DD	KBW
FBDD0007	234884	1430965	152	320	135	-50	70	101	31	23.0	1.0	DD	KBW
							215	224	9	6.0	1.4	DD	KBW
							230	269	39	21.0	1.0	DD	KBW
FBDD0008	234949	1430758	150	282	135	-50	0	40	40	24.0	3.2	DD	KBW
						Including	8	10	2	1.5	11.3	DD	KBW
						And	30	31	1	0.7	12.2	DD	KBW
							48	85	37	23.0	1.0	DD	KBW
							93	101	8	6.0	0.6	DD	KBW
FBDD0009	234775	1430861	150	507	135	-50	14	24	10	7.3	1.0	DD	KBW
							65.5	100	34.5	22.0	1.4	DD	KBW
							107	143	36	23.0	1.3	DD	KBW
							109	110	1		LOSS	DD	KBW

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth[1]	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
							222	244	22	14.6	0.9	DD	KBW
							251	265	14	8.7	0.6	DD	KBW
							341	343	2	1.4	8.2	DD	KBW
						Including	341	342	1	0.7	13.0	DD	KBW
							362	391	29	19.3	1.2	DD	KBW
							477	484	7	4.6	1.3	DD	KBW
FBDD0010	234828	1430808	149		135	-50	16	32	16	12.4	1.3	DD	KBW
						Including	20	21	1	0.8	LOSS	DD	KBW
						And	26	27	1	0.8	LOSS	DD	KBW
						And	29	30	1	0.8	LOSS	DD	KBW
							175	197	22	18.6	1.8	DD	KBW
						Including	177	178	1	0.7	10.2	DD	KBW
							218	227	9	7.1	1.3	DD	KBW
							285	315	30	23.3	0.7	DD	KBW
							352	365	13	9.5	0.6	DD	KBW
FBDD0011	234850	1431000	152	249	135	-50	Pending assays					DD	KBW
FBDD0012	235054	1431220	159	239	135	-50	Pending assays					DD	KBW
FBDD0013	234922	1430643	160	240	135	-50	Pending assays					DD	KBW
FBDD0014	234599	1431039	151	246	135	-50	Pending assays					DD	KBW
FBDD0015	234887	1430678	158	297	135	-50	Pending assays					DD	KBW
FBDD0016	234704	1431004	152	251	135	-50	Pending assays					DD	KBW
FBDD0017	235019	1431255	157	285	135	-50	Pending assays					DD	KBW
FBDD0018	234966	1430954	153	224	135	-50	Pending assays					DD	KBW
FBDD0019	234853	1430712	154	342	135	-60	Pending assays					DD	KBW
FBDD0020	234986	1430720	153	188	135	-50	Pending assays					DD	KBW
FBDD0021	234931	1430989	155	245	135	-50	Pending assays					DD	KBW
FBDD0022	235032	1431384	158	261	135	-50	Pending assays					DD	KBW
FBDD0023	237150	1433950	150	231	90	-50	Pending assays					DD	Wari
FBDD0024	234913	1430794	150	287	135	-50	Pending assays					DD	KBW
FBDD0025	234781	1430927	149	411	135	-50	Pending assays					DD	KBW
FBDD0027	234895	1431025	153	296	135	-50	Pending assays					DD	KBW
FBDD0028	235103	1431100	156	102	135	-50	Pending assays					DD	KBW

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth[1]	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
FBDD0029	234840	1430868	149	407	135	-50	Pending assays					DD	KBW
FBDD0031	234745	1430964	149	525	135	-50	Pending assays					DD	KBW
FBRC0001	235043	1431015	156	143	135	-50	2	4	2	1.6	5.5	RC	KBW
							12	31	19	12.0	1.9	RC	KBW
							100	105	5	3.8	1.9	RC	KBW
							109	114	5	3.3	1.1	RC	KBW
FBRC0002	235036	1430948	154	180	135	-50	114	120	6	5.3	0.9	RC	KBW
FBRC0003	234998	1430916	154	174	135	-50	4	38	34	24.2	3.1	RC	KBW
						Including	25	26	1	0.7	15.1	RC	KBW
FBRC0004	235099	1431033	156	66	135	-50	10	45	35	24.3	1.0	RC	KBW
FBRC0005	235065	1431071	157	144	135	-50	0	46	46	29.6	1.4	RC	KBW
							55	56	1	0.7	5.4	RC	KBW
FBRC0006	235036	1430741	152	126	135	-50	NSI					RC	KBW
FBRC0007	235091	1431254	156	168	135	-50	NSI					RC	KBW
FBRC0008	235089	1431185	160	120	135	-50	19	115	96	64.0	1.9	RC	KBW
						Including	24	26	2	1.5	16.3	RC	KBW
FBRC0009	235022	1430684	158	144	135	-50	NSI					RC	KBW
FBRC0010	234992	1430643	158	132	135	-55	NSI					RC	KBW
FBRC0011	234957	1430607	161	108	135	-50	6	26	20	13.0	1.5	RC	KBW
						Including	11	12	1	0.7	13.8	RC	KBW
						And	13	17	4		LOSS	RC	KBW
							54	61	7	6.5	0.9	RC	KBW
							79	102	23	16.3	0.4	RC	KBW
FBRC0012	234730	1430836	152	120	135	-50	114	120	6	4.0	1.1	RC	KBW
FBRC0013	234695	1430872	151	138	135	-50	NSI					RC	KBW
FBRC0014	234625	1430943	152	162	135	-50	NSI					RC	KBW
FBRC0015	235067	1431349	158	156	135	-50	NSI					RC	KBW
FBRC0016	234894	1430600	162	120	135	-50	94	103	9	6.7	0.7	RC	KBW
FBRC0017	237175	1434000	149	108	90	-50	NSI					RC	KBW

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling

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